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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                            SCHERER HEALTHCARE, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    806530101
                                 (CUSIP Number)

                               Mr. Mark C. Miller
                      President and Chief Executive Officer
                                Stericycle, Inc.
                             28161 North Keith Drive
                           Lake Forest, Illinois 60045
                                 (847) 367-5190
            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and Communications)

                                October 19, 2002
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



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                               CUSIP NO. 806530101


(1)      Name of reporting person                                                            Stericycle, Inc.
         I.R.S. identification nos. of above persons                                         36-3640402

(2)      Check the appropriate box if a member of a group                                    (a)   [   ]
                                                                                             (b)   [   ]

(3)      SEC use only

(4)      Source of funds                                                                     Not applicable

(5)      Check if disclosure of legal proceedings is required
         pursuant to Items 2(d) or 2(e)                                                      [   ]

(6)      Citizenship or place or organization                                                Delaware
         Number of shares beneficially owned by each reporting person with:
         (7)    Sole voting power                                                            0
         (8)    Shared voting power                                                          2,621,170
         (9)    Sole dispositive power                                                       0
         (10)   Shared dispositive power                                                     0

(11)     Aggregate amount beneficially owned by each reporting person                        See Item 5

(12)     Check if the aggregate amount in Row (11) excludes certain shares                   [   ]

(13)     Percent of class represented by amount in Row (11)                                  59.7%

(14)     Type of reporting person                                                            CO




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ITEM 1.         SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, par value $.01 per share, of Scherer Healthcare, Inc., a Delaware corporation ("Scherer Healthcare"). The principal executive offices of Scherer Healthcare are located at 120 Interstate North parkway, S.E., Suite 305, Atlanta, Georgia 30339.

ITEM 2.         IDENTITY AND BACKGROUND

         The current address of Stericycle's principal office is 21861 North Keith Drive, Lake Forest, Illinois 60045.

         Schedule A to this Amendment lists the name and business address of each of Stericycle's current executive officers and directors.

         During the last five years, neither Stericycle, nor to the knowledge of Stericycle, any of the persons listed on Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As an inducement for Stericycle to enter into the Agreement and Plan of Merger, dated as of October 15, 2002, entered into by Stericycle, Sharps Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Stericycle ("MergerSub") and Scherer Healthcare, a copy of which is filed as
Exhibit 1 hereto and described in Item 4 (the "Merger Agreement"), and in consideration thereof, Robert P. Scherer, Jr. ("Stockholder") entered into a Voting Agreement, a copy of which is filed as Exhibit 2 hereto (the "Voting Agreement"). Stericycle did not pay additional consideration to Stockholder in connection with the execution and delivery of the Voting Agreement.

ITEM 4.         PURPOSE OF TRANSACTION

         (a)-(b) Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein (including approval by stockholders of Scherer Healthcare), MergerSub will merge with and into Scherer Healthcare, Scherer Healthcare will become a wholly-owned subsidiary of Stericycle and the separate corporate existence of MergerSub shall cease (such events constituting the "Merger"). Scherer Healthcare shall be the corporation surviving the Merger, and shall succeed to and assume all of the rights and obligations of MergerSub in accordance with the General Corporation Law of the State of Delaware, as amended.


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         As a result of the Merger, each share of Scherer Healthcare common stock (other than shares held by stockholders who properly dissent from the merger) will be converted into the right to receive $8.57 in cash and each share of Scherer Healthcare series A cumulative convertible preferred stock (other than shares held by stockholders who properly dissent from the merger) will be converted into the right to receive $100.00 in cash. In connection with the merger, Scherer Healthcare outstanding common stock options will be canceled, and each canceled option thereafter will represent the right to receive, at the Effective Time, cash equal to the product of (a) the number of shares of Scherer Healthcare common stock issuable upon exercise of the option multiplied by (b) the amount by which $8.57 exceeds the exercise price per share payable under the option.

         Stockholder directly owns 493,983 shares of Scherer Healthcare common stock (the "Direct Shares"), and is the sole stockholder, director and officer of RPS Investments, Inc. ("Holding Company"), which owns 1,224,235.5 shares of Scherer Healthcare common stock (the "Indirect Shares"). In addition, Stockholder is the sole trustee of a voting trust, which owns 562,739.5 shares of Scherer Healthcare common stock (the "Voting Trust Shares"). Stockholder is also a co-trustee, with shared voting power, of a trust (the "Irrevocable Trust"), which owns 340,212 shares of Company Common Stock (the "Irrevocable Trust Shares").

         By executing the Voting Agreement, Stockholder has agreed to (i) vote all of the Direct Shares, Indirect Shares and Voting Trust Shares in favor of the Merger Agreement and the Merger at the stockholders meeting called to vote upon such matters (the "Stockholder Meeting") and at any adjournment of the Stockholders Meeting and (ii) subject in all cases to any fiduciary or similar duties, obligations or laws relating to Stockholder's status as a trustee, recommend voting in favor of the Merger Agreement and the Merger in deliberations with his co-trustee regarding the manner in which the Irrevocable Trust Shares are to be voted, with a view to causing the Irrevocable Trust Shares to be voted in favor of the Merger Agreement and the Merger at the Stockholders Meeting and at any adjournment of the Stockholders Meeting. As part of the Voting Agreement, the Stockholder granted an irrevocable proxy to certain officers of Stericycle with respect to the voting of the Direct Shares, Indirect Shares and Voting Trust Shares and, subject in all cases to any fiduciary or similar duties, obligations or laws relating to Stockholder's status as a trustee, the Irrevocable Trust Shares. The purpose of the transactions under the Voting Agreement is to enable Stericycle and Scherer Healthcare to consummate the transactions contemplated under the Merger Agreement.

         (c)  Not applicable

         (d) At the Effective Time, the resignations of each of the directors and officers of Scherer Healthcare shall be accepted and three of Stericycle's executive officers will be elected as the directors of the surviving corporation. The newly elected board of directors of the surviving corporation will appoint officers of the combined company.

         (e) At the Effective Time, the articles of incorporation of the surviving corporation shall be amended in accordance with the Merger Agreement.


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         (f)  Not applicable

         (g)  Not applicable

         (h-i) As a result of the Merger, Stericycle expects that Scherer Healthcare will request that its shares of common stock be delisted from The Nasdaq National Market and that Scherer Healthcare will file a Form 15 terminating registration of its common stock pursuant to the Securities Exchange Act of 1934, as amended.

         (j) Except as set forth above or in Item 5, Stericycle currently does not have any plans or proposals concerning Scherer Healthcare with respect to the matters set forth in subparagraphs (a) though (i) of Item 4 of this Statement.

         References to, and descriptions of the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) As a result of the Voting Agreement, Stericycle has sole voting power to vote the Direct Shares, Indirect Shares and Voting Trust Shares and, subject in all cases to any fiduciary or similar duties, obligations or laws relating to Stockholder's status as a trustee, the Irrevocable Trust Shares with respect to those matters described above. Stericycle may be deemed to be the beneficial owner of 2,621,170 shares of Scherer Healthcare common stock, as a result of its shared voting power with direct or beneficial owners. Such shares constitute approximately 59.7% of the shares of Scherer Healthcare common stock entitled to vote at the stockholder meeting. Stericycle is not entitled to any other rights as a stockholder of Scherer Healthcare, including any sole or shared power to dispose or direct disposition, and disclaims any beneficial ownership as to the Direct Shares, Indirect Shares, Voting Trust Shares and Irrevocable Trust Shares.

         To the knowledge of Stericycle, no person listed on Schedule A hereto has any direct equity or other ownership interest in Scherer Healthcare.

         (c) As described in Items 3 and 4 of this Statement, Stericycle entered into the Merger Agreement and the Voting Agreement on October 19, 2002

         (d) To the knowledge of Stericycle, no person, other than Stockholder (or Stockholder, as Trustee pursuant to those agreements governing the trusts of which the Voting Trust Shares and the Irrevocable Trust Shares are subject, as the case may be) has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the securities of Scherer Healthcare deemed to be beneficially owned by Stericycle.

         (e)    Not applicable


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ITEM 6.         CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement and the Voting Agreement, to the knowledge of Stericycle, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A and between such persons and any other person with respect to any securities of Scherer Healthcare, including, but not limited to, transfer of or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Agreement and Plan of Merger, dated as of October 15, 2002, entered into by Stericycle, Inc., Sharps Acquisition Corporation and Scherer Healthcare, Inc.

Exhibit 99.2 Voting Agreement, dated as of October 15, 2002, entered into by Stericycle, Inc., Sharps Acquisition Corporation and Robert P. Scherer, Jr.

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated:  December 19, 2002.
                                   STERICYCLE, INC.


                                   By /s/ Mark C. Miller
                                      ------------------------------------------
                                          Mark C. Miller
                                          President and Chief Executive Officer


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                                   SCHEDULE A


                    EXECUTIVE OFFICERS OF STERICYCLE, INC.(1)

         Name                                Title

         Mark C. Miller                      President and Chief Executive
                                             Officer

         Richard T. Kogler                   Executive Vice President and Chief
                                             Operating Officer

         Frank J.M. ten Brink                Executive Vice President and Chief
                                             Financial Officer

         Anthony J. Tomasello                Executive Vice President and Chief
                                             Technical Officer

(1)      All executive officers are United States citizens.

                        DIRECTORS OF STERICYCLE, INC.(1)

         Name                                Business Address

         Jack W. Schuler                     Crabtree Partners LLC
         Chairman of the Board               28161 North Keith Drive
                                             Lake Forest, Illinois 60045

         Mark C. Miller                      Stericycle, Inc.
         President and Chief Executive       28161 North Keith Drive
         Officer                             Lake Forest, Illinois 60045

         John P. Connaughton                 Bain Capital, LLC
                                             Two Copley Place
                                             Boston, Massachusetts 02116

         Rod F. Dammeyer                     CAC, LLC
                                             676 North Michigan Avenue
                                             Suite 2800
                                             Chicago, Illinois 60611

         Patrick F. Graham                   The Gillette Company
                                             The Prudential Building
                                             800 Boylston Street
                                             Boston, Massachusetts 02199

         John Patience                       Crabtree Partners LLC
                                             28161 North Keith Drive
                                             Lake Forest, Illinois 60045


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         Thomas R. Reusche                   Madison Dearborn Partners, LLC
                                             Three First National Plaza
                                             Suite 3800
                                             Chicago, Illinois 60602

         Peter Vardy                         161 East Chicago Avenue
                                             Chicago, Illinois 60611

         L. John Wilkerson, Ph.D.            Galen Associates
                                             610 Fifth Avenue
                                             New York, New York 10020

(1)      All directors are United States citizens.


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